Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	26 Weeks Ended December 31, 2011	Fiscal Year
(dollars in thousands)		July 2, 2011	July 3, 2010 (2)	June 27, 2009	June 28, 2008	June 30, 2007
Earnings before income taxes	$881,762	$1,827,454	$1,849,589	$1,770,834	$1,791,338	$1,621,215
Add: Fixed charges	77,681	151,990	155,644	140,772	142,175	132,498
Subtract: Capitalized interest	9,518	13,887	9,997	3,531	6,805	3,955

Total	$949,925	$1,965,557	$1,995,236	$1,908,075	$1,926,708	$1,749,758

Fixed Charges:
Interest expense	$57,798	$118,267	$125,477	$116,322	$111,541	$105,002
Capitalized interest	9,518	13,887	9,997	3,531	6,805	3,955
Rent expense interest factor	10,365	19,836	20,170	20,919	23,829	23,541

Total	$77,681	$151,990	$155,644	$140,772	$142,175	$132,498

Ratio of earnings to fixed charges (1)	12.2	12.9	12.8	13.6	13.6	13.2

(1)	For the purpose of calculating this ratio, “earnings” consist of earnings before income taxes and fixed charges (exclusive of interest capitalized). “Fixed charges” consist of interest expense, capitalized interest and the estimated interest portion of rents.
(2)	The fiscal year ended July 3, 2010 was a 53-week year.